FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: 22 June 2015, London UK - LSE Announcement

Regulatory update on divestment of Nimenrix and Mencevax

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced it is divesting its meningitis vaccines Nimenrix and Mencevax to Pfizer Ireland Pharmaceuticals (a subsidiary of Pfizer Inc).

The sale follows commitments given to the European Commission and other regulators in connection with the merger control clearances obtained for GSK's three-part transaction with Novartis AG, which completed on 2 March 2015. As part of the transaction, GSK acquired Novartis's vaccines business (excluding influenza vaccines) including the meningitis vaccines Menveo and Bexsero. In order to satisfy regulatory clearances as part of the transaction, GSK agreed to divest its legacy meningitis vaccines Nimenrix and Mencevax, which are sold outside the US and achieved combined global sales in 2014 of £34 million.

The agreementwith Pfizer Ireland Pharmaceuticals remains subject to final European Commission approval, other regulatory approvals and other customary closing conditions, which we hope to receive in the coming months. It is expected that the sale will be completed before the end of the year. The total consideration for the sale, including some deferred consideration, is €115 million (£82 million).

Pfizer Ireland Pharmaceuticals is deemed, under Listing Rule 11.1.4R, to be a related party of GSK as a result of holdings of the Pfizer group in ViiV Healthcare Limited.
The sale is a smaller related party transaction under Listing Rule 11.1.10R (1) and has been agreed following a confirmation from GSK's sponsor that the terms of the sale are fair and reasonable as far as GSK's shareholders are concerned.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	Claire Brough	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)
	Karen Hagens	+1 919 483 2863	(North Carolina)
	Gwynne Oosterbaan	+1 215 751 7468	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 22, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc